UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             ---------------------


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


      Date of Report (Date of earliest event reported): October 20, 2005
                                                        ----------------



                         ANDINA BOTTLING COMPANY, INC.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes___ No X

                                MATERIAL EVENT


CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :       00124

TAXPAYER I.D.              :       91.144.000-8

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As a matter of interest for the Company's operations, the following Material
Event is reported by virtue of the stipulations in Article 9 and 10 of Law 18,045, and the provisions in General Rule No. 30 of the Superintendency of Securities and Insurance,:

On October 17, 2005, Embotelladora Andina S.A. ("Andina"), Vital S.A. ("Vital"), Coca-Cola Embonor S.A., ("Embonor") and Embotelladoras Coca-Cola Polar S.A. ("Polar") entered into a "Letter of Intention" to carry out the transactions described below in order to re-structure production and packing of products in the business categories of Waters, Juices and Non-Carbonated Softdrinks, licensed by The Coca-Cola Company ("TCCC") in Chile:

(1) In the Water Category: the Letter of Intention establishes the interest of Andina, Embonor and Polar, whether directly or through the corresponding subsidiaries, to take part respectively as shareholders in the proportions of 56.5%, 26.4% and 17.1% in the company called VA S.A. (VASA), in order to develop the processing, production and packing business of Mineral Water "Vital de Chanqueahue" and other waters and similar products, regardless of their nature, pursuant to the terms of the agreements to be promptly agreed upon between VASA and TCCC.

         For these purposes, VASA shall acquire from Vital S.A. all of the assets that the latter company uses for the water production, processing and packing at its Chanqueahue plant.

         If this transaction is performed, their aforesaid share participation will be acquired by Embonor and Polar by paying to the Andina subsidiaries (the current shareholders in VASA), the base prices, equivalent in pesos to 178,430 Unidades de Fomento ("UF") and 115,574 UF, respectively,

         Additionally, subject to TCCC's authorization and upon the execution of the definite agreements, Andina, Embonor and Polar may also produce and pack other Water trademarks to be franchised by TCCC in their territories.

(2) Regarding the Category of Juices and Non-Carbonated Beverages, it was agreed that Andina, Embonor and Polar will have the rights to acquire from Vital S.A. the products under the trademarks "Kapo", "Andina Nectar", "Andina Hi-C" and "Andina Fruit", and other trademarks and produce them in its own territories, pursuant to the terms of the agreements to be promptly agreed upon by each bottler with TCCC. Consequently, Embonor and Polar shall pay to Vital S.A the base prices equivalent in pesos to 196,486 UF and 51,981 UF, respectively. The right to purchase these products from Vital S.A. shall be at the prices and in the conditions that are applicable to maximum volumes and terms determined by the parties, and such right shall in any case be effective until December 31, 2015.

         The Letter of Intention is merely a statement of intention of aforesaid parties regarding what is stated in the preceding paragraphs, but it is not an obligation of each thereof to materialize such intention, nor does it contain the obligation to indemnify any party who does not wish to carry out such Letter of Intention.

         If the above described transactions are executed, the agreements, shareholders agreements and other authorizations and documents shall be executed by December 31, 2005.

Santiago, October 17, 2005.

(signed)

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                           EMBOTELLADORA ANDINA S.A.

                                           By: /s/ Osvaldo Garay
                                               Osvaldo Garay
                                               Chief Financial Officer


Dated: October 20, 2005